[On Google Letterhead]

May 4, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng

Re:	Google Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2012
Form 10-K for the Fiscal Year Ending December 31, 2011
Filed January 26, 2012
File No. 000-50726

Ladies and Gentlemen:

In response to your request in the letter dated May 2, 2012 relating to the above-referenced filings, Google Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

2.	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Google Inc.

By:	/s/ Katherine Stephens
Name:	Katherine Stephens
Title:	Director, Legal

cc:	David J. Segre, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, Professional Corporation